www.xperi.com

October 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn: Joyce Sweeney

Christine Dietz

Re: Xperi Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 6, 2023

File No. 001-41486

Ladies and Gentlemen:

This letter responds to the follow-up letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated September 27, 2023, to Robert Andersen, Chief Financial Officer, Xperi Inc. (the “Company”, “we” or “our”) regarding the Form 10-K for the Fiscal Year Ended December 31, 2022 filed March 6, 2023 (“Form 10‑K”).

This letter sets forth comment of the Staff in the follow-up comment letter and, following the comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

1. We note from your response to prior comment 1 that total revenue from services, which is the aggregation of non-recurring engineering (“NRE”) services and advertising, accounted for less than 10% of total revenue for all periods presented. Please tell us what consideration was given to classifying your Technology Solutions arrangements as services. In this regard, these arrangements relate to the hosting and access to your platform which appear to be service arrangements. In your response, tell us the amount of revenues from Technology Solutions arrangements for the year ended December 31, 2022, including the extent to which such arrangements were accounted for as a single performance obligation or as multiple performance obligations.

We respectfully acknowledge the Staff´s comment. As indicated in our prior response, as a stand-alone company we view the business by product category and the legacy term of “Technology Solutions” largely corresponds to the Pay-TV and Media Platform product categories, which primarily include licensing of the Company’s Pay-TV solutions to Pay-TV operators, advertising, and hardware sales to end consumers. These offerings are generally not bundled with other goods or services. Technology Solutions revenue for the year ended December 31, 2022 was $289.7 million.

License revenue from our Pay-TV and Media Platform product categories includes both on-premise licensed software and hosted solutions. License revenue in these product categories is primarily recognized over time: on a per subscriber per month basis, as a single performance obligation that comprises a right-to-use license combined with ongoing integral updates, or as a single performance obligation to provide access to our platform. The Company does not believe separately presenting revenue from on-premise licensed software and hosted offerings provides meaningful information to the readers of the financial statements because the software products and timing of recognition are substantially the same.

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000

www.xperi.com

In further considering the Staff’s comment, we have concluded that additional revenue disaggregation disclosures based on the pattern of recognition, such as over time (including per subscriber per month and other per unit royalties) and point in time, may provide useful information with respect to the nature, timing and uncertainty of cash flows. We will update our Revenue footnote in our Form 10-Q for the quarterly period ended September 30, 2023 and subsequent filings. See Appendix I below which includes the preliminary draft footnote clarifying our revenue recognition by product category and added disclosure of revenue over time and point in time.

We very much appreciate the Staff’s attention to the review of our Form 10‑K. Please do not hesitate to contact me at 408-519-9100 if you have any further questions regarding this letter or our Form 10‑K.

Very truly yours,

/s/ Robert Andersen

Robert Andersen

Chief Financial Officer

cc: James Medina, Chief Accounting Officer, Xperi Inc.

Becky Marquez, Chief Legal Officer, Xperi Inc.

Patrick O’Malley, Partner, DLA Piper LLP (US)

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000

www.xperi.com

Appendix I

NOTE 4 – REVENUE

Revenue Recognition

General

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales taxes collected from customers which are subsequently remitted to governmental authorities.

Some of the Company’s contracts with customers contain multiple performance obligations. For these contracts, the individual performance obligations are separately accounted for if they are distinct. In an arrangement with multiple performance obligations, the transaction price is allocated among the separate performance obligations on a relative stand-alone selling price basis. The determination of stand-alone selling price considers market conditions, the size and scope of the contract, customer and geographic information, and other factors. When observable prices are not available, stand-alone selling price for separate performance obligations is based on the cost-plus-margin approach, considering overall pricing objectives.

When variable consideration is in the form of a sales-based or usage-based royalty in exchange for a license of technology or when a license of technology is the predominant item to which the variable consideration relates, revenue is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied or partially satisfied.

Description of Revenue-Generating Activities

The Company derives the majority of its revenue from licensing its technologies and solutions to customers within the Pay-TV, Consumer Electronics, Connected Car and Media Platform product categories. Refer to Part I, Item 1 of the Form 10-K for detailed information regarding these product categories.

Pay-TV

Customers within the Pay-TV category are primarily multi-channel video service providers, consumer electronics (“CE”) manufacturers, and end consumers. Revenue in this category is primarily derived from licensing the Company’s Pay-TV solutions, including Electronic Program Guides, IPTV Solutions, Personalized Content Discovery and enriched Metadata.

For these solutions, the Company provides on-going media or data delivery, either via on-premise licensed software, hosting or access to its platform. The Company generally receives fees on a per-subscriber per-month basis or as a monthly fee, and revenue is recognized during the month in which the solutions are provided to the customer. For most of the on-premise licensed software arrangements, substantially all functionality is obtained through the Company’s frequent updating of the technology, data and content. In these instances, the Company typically has a single performance obligation related to these ongoing activities in the underlying arrangement, and revenue is generally recognized over the period the solution is provided. Hosted solutions and access to our platform is considered a single performance obligation recognized over the period the solution is provided.

Consumer Electronics

The Company licenses its audio and imaging technologies to CE manufacturers or their supply chain partners.

The Company generally recognizes royalty revenue from licenses based on units shipped or manufactured. Revenue is recognized in the period in which the customer’s sales or production are estimated to have occurred. This may result in an adjustment to revenue when actual sales or production are subsequently reported by the customer, generally in the month or quarter following sales or production. Estimating customers’ quarterly royalties prior to receiving the royalty reports requires the Company to make significant

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000

www.xperi.com

assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers, which could have a material impact on the amount of revenue it reports on a quarterly basis.

Certain customers enter into fixed fee or minimum guarantee agreements, whereby customers pay a fixed fee for the right to incorporate the Company’s technology in the customer’s products over the license term. In arrangements with a minimum guarantee, the fixed fee component corresponds to a minimum number of units or dollars that the customer must produce or pay, with additional per-unit fees for any units or dollars exceeding the minimum. The Company generally recognizes the full fixed fee as revenue at the beginning of the license term when the customer has the right to use the technology and begins to benefit from the license, net of the effect of any significant financing components calculated using customer-specific, risk-adjusted lending rates, with the related interest income being recognized over time on an effective rate basis. For minimum guarantee agreements where the customer exceeds the minimum, the Company recognizes revenue relating to any additional per-unit fees in the periods it estimates the customer will exceed the minimum and adjusts the revenue based on actual usage once that is reported by the customer.

Connected Car

The Company licenses its digital radio solutions, automotive infotainment and related offerings, and driver and occupant monitoring systems to automotive manufacturers or their supply chain partners.

The Company generally recognizes royalty revenue from these licenses based on units shipped or manufactured, similar to the revenue recognition described above in “Consumer Electronics”. Certain customers may enter into fixed fee or minimum guarantee agreements, also similar to the revenue recognition described above in “Consumer Electronics”. Automotive infotainment and related revenue is recognized over time as the customer obtains access to the solutions and underlying data.

Media Platform

The Company generates revenue from advertising, TV viewership data, and licensing of the Vewd app framework and core middleware solutions.

Advertising revenue is generally recognized when the related advertisement is provided. TV viewership data revenue is recognized over time as the customer obtains the underlying data. License revenue for the Vewd solutions is generally recognized either on a per-unit royalty or a minimum guarantee or fixed fee basis, similar to as described in the “Consumer Electronics” section above.

Hardware Products, Services and Settlements/Recoveries

The Company sells hardware products, primarily to end consumers, within the Pay-TV, Media Platform and Consumer Electronics product categories. Hardware product revenue is generally recognized when the promised product is delivered.

The Company also generates non-recurring engineering (“NRE”) revenue within all of its product categories. The Company recognizes NRE revenue as progress toward completion is made, generally using an input method based on the ratio of costs incurred to date to total estimated costs of the project.

Revenue from each of advertising, NRE services, and hardware products was less than 10% of total revenue for all periods presented. Additionally, total revenue from services, which is the aggregation of advertising and NRE services, accounted for less than 10% of total revenue for all periods presented.

The Company actively monitors and enforces its technology licenses, including seeking appropriate compensation from customers that have under-reported royalties owed under a license agreement and from third parties that utilize the Company’s technologies without a license. As a result of these activities, the Company may, from time to time, recognize revenue from periodic compliance audits of licensees for underreporting royalties incurred in prior periods, or from legal judgments in a license dispute. These settlements and recoveries may cause revenue to be higher than expected during a particular reporting period and such settlements and recoveries may not occur in subsequent periods. The Company recognizes revenue from settlements and recoveries when a binding agreement has been executed or a revised royalty report has been received and the Company concludes collection is probable.

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000

www.xperi.com

Practical Expedients and Exemptions

The Company applies a practical expedient to not perform an evaluation of whether a contract includes a significant financing component when the timing of revenue recognition differs from the timing of cash collection by one year or less.

The Company applies a practical expedient to expense costs to obtain a contract with a customer as incurred as a component of selling, general and administrative expenses when the amortization period would have been one year or less.

The Company applies a practical expedient when disclosing revenue expected to be recognized from unsatisfied performance obligations to exclude contracts with customers with an original duration of one year or less; amounts attributable to variable consideration arising from (i) a sales-based or usage-based royalty of a technology license or (ii) when variable consideration is allocated entirely to a wholly unsatisfied performance obligation; or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation.

Disaggregation of Revenue

The Company’s revenue that is recognized over time consists primarily of per unit royalties, per-subscriber per-month or monthly license fees, single performance obligations satisfied over time, and NRE services, while revenue that is recognized at a point in time consists primarily of fixed fee or minimum guarantee contracts, hardware products, advertising and settlements.

The following table summarizes revenue by timing of revenue recognition (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Recognized over time	$-	$103,276	$-	$296,341
Recognized at a point in time	-	18,361	-	70,387
Total revenue	$-	$121,637	$-	$366,728

The following table summarizes revenue by product category (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Pay-TV	$-	$58,378	$-	$182,903
Consumer Electronics	-	33,561	-	101,145
Connected Car	-	20,224	-	60,798
Media Platform	-	9,474	-	21,882
Total revenue	$-	$121,637	$-	$366,728

The following table summarizes revenue by geographic location (in thousands):

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000

www.xperi.com

	Three Months Ended September 30,
	2023		2022
U.S.	$-	-	$65,173	54%
Japan	-	-	13,801	11
China	-	-	12,713	11
Europe and Middle East	-	-	10,722	9
Other	-	-	19,228	15
Total revenue	$-	-%	$121,637	100%

	Nine Months Ended September 30,
	2023		2022
U.S.	$ -	-	$203,253	55%
Japan	-	-	45,844	13
China	-	-	27,168	7
Europe and Middle East	-	-	29,458	8
Other	-	-	61,005	17
Total revenue	$-	-%	$366,728	100%

A significant portion of the Company’s revenue is derived from licensees headquartered outside of the U.S., principally in Asia, Europe and the Middle East, and it is expected that this revenue will continue to account for a significant portion of total revenue in future periods.

Corporate Headquarters

2190 Gold Street

San Jose, CA 95002

T +1.408.321.6000